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                                   FINANCIAL
                                   PROTECTION


                                  PRESS RELEASE

                                                               DECEMBER 12, 2005

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             AXA ENHANCES ITS EMBEDDED VALUE DISCLOSURE BY ADOPTING
                       EUROPEAN EMBEDDED VALUE PRINCIPLES
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KEY HIGHLIGHTS OF LIFE & SAVINGS 2004 RESULTS UNDER THE EUROPEAN EMBEDDED VALUE
(EEV) FRAMEWORK:

   o  EMBEDDED VALUE (EEV) = EURO 25.6 BILLION, DOWN 5% FROM TRADITIONAL EV

   o NEW BUSINESS VALUE (NBV) = EURO 895 MILLION, UP 16% COMPARED TO TRADITIONAL NBV

   o ANNUAL PREMIUM EQUIVALENT (APE) = EURO 4.8 BILLION, UP 1% COMPARED TO TRADITIONAL APE

   o THE EEV METHODOLOGY ADOPTED USES THE BOTTOM-UP MARKET CONSISTENT APPROACH TO BETTER ACCOUNT FOR RISKS

Paris - AXA reported today its 2004 Life & Savings Embedded Value and New Business Value, restated under European Embedded Value (EEV) principles, as published by the CFO Forum(1). The EEV methodology uses a bottom-up market consistent approach to better account for risks.

In the context of a bottom-up market consistent value, results are independent from the choice of market assumptions as both earned rate and risk discount rate are equal to the risk free rate. Time value of options & guarantees is explicitly allowed for based on stochastic scenarios consistent with the approach used in financial markets. The value also includes a specific charge for the cost of capital and non-financial risks based on holding capital required to obtain at least a AA rating at the local entity level.

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(1) The CFO Forum (www.cfoforum.nl) is a high level group formed by the Chief
Financial Officers of the major European listed and non-listed insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors. The Forum was created in 2002 and launched a set of embedded value principles in May 2004 ("European Embedded Value") that its members across Europe have agreed to adopt for their 2005 published accounts.

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AXA has chosen a bottom-up market consistent approach because management believes that it provides the most transparent information on value to the shareholder, is better aligned with the way the business is managed internally and allows the measurement of risk adjusted values by product, while differentiating risks for inforce and new business.

The revised approach to embedded value uses sophisticated stochastic models that capture the impact of movements in the financial markets on value, allowing for management actions and anticipated policyholder behavior under those circumstances.

"EEV is a significant milestone in providing the investment community with more easily comparable information on Life & Savings businesses across different insurance companies," said Denis Duverne, Chief Financial Officer of the AXA Group.

"Our EEV methodology based on a bottom up market consistent approach is both rigorous and robust and delivers a clear picture of the progress accomplished by
AXA: the results underline our profitable growth and risk-focused approach, notably when looking at the profitability and risk profile of our new business."

A Restatement Report documents the transition to the new methodology underlying AXA's reported embedded value and provides detailed disclosures by countries. This report is available on AXA's website.

Tillinghast assisted AXA in developing the methodology and reviewed AXA's Life & Savings 2004 results under EEV principles. Tillinghast's opinion is included in the Restatement Report.

HIGHLIGHTS OF LIFE & SAVINGS 2004 RESULTS UNDER EEV FRAMEWORK

-------------------------------------------------------------------------------------------------------
In Euro million, except changes and margins in %       TRADITIONAL EV             EEV           CHANGE
Group Share
Embedded Value (EV)                                            26,843          25,627              -5%

New Business Value (NBV)                                          774             895             +16%

Annual Premium Equivalent (APE)                                 4,743           4,807              +1%

NBV/APE margin                                                  16.3%           18.6%         +2.3 pts

Present Value of Existing Premiums (PVEP)                      40,124          42,125              +5%

NBV/PVEP margin                                                  1.9%            2.1%          +0.2 pt

-------------------------------------------------------------------------------------------------------

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OVERVIEW OF BOTTOM-UP MARKET CONSISTENT METHODOLOGY

AXA's methodology for 2004 Life & Savings EEV complies with the CFO Forum's EEV Principles. In particular, it:

   o Allows for FINANCIAL RISKS, valued in line with the market prices of securities

   o  Provides for the TIME VALUE OF ALL SIGNIFICANT OPTIONS & GUARANTEES (O&G)

   o Includes a SPECIFIC CHARGE FOR COST OF CAPITAL AND NON-FINANCIAL RISKS (CoC/NFR)

   o Includes COSTS OF ADMINISTRATIVE SERVICES provided to the Life & Savings companies by affiliated businesses ON A "LOOK-THROUGH" BASIS, although the Life & Savings value does not include the profits earned by AXA's investment managers in managing AXA's Life & Savings assets.


AXA Life & Savings EEV consists of the following elements:

   o ADJUSTED NET ASSET VALUE (ANAV). This represents the tangible net assets. It is derived by aggregating the local regulatory (statutory) balance sheets of the life insurance companies restated with surplus assets at market value; these totals are reconciled to the Life & Savings IFRS equity.

   o VALUE OF INFORCE (VIF). This is the present value of local regulatory (statutory) profits projected over the entire future duration of existing liabilities, net of the cost of holding additional capital required to support the business.


The Life & Savings market consistent VIF is made of the following three elements:

   o  The base value is a CERTAINTY EQUIVALENT PRESENT VALUE OF FUTURE PROFITS
      (PVFP), which is the value of the business considered without taking credit for any future investment risk premiums (which are the expected excess returns of equities, corporate bonds, etc. over the risk free rate). As part of future profits, this value captures the in-the-money
      O&G.

   o The base value is then reduced by the TIME VALUE OF O&G, which is valued in a manner consistent with the approach used in financial markets to value O&G.

   o A charge for CoC/NFR is deducted, which is the economic cost incurred through the payment of investment expenses and taxes on investment income of assets held in excess of the policyholder reserves. The amount of such assets is equal at least to the capital consistent with a AA rating.


                           [ PARTIAL GRAPHIC OMITTED ]

|  Certainty   |  Time Value  |   Risk    |  CoC/NFR  |     Market   |
|  Equivalent  |   of O & G   |  Neutral  |           |  Consistent  |
|     PVFP     |              |   Value   |           |      VIF     |


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OVERVIEW OF 2004 LIFE & SAVINGS EUROPEAN EMBEDDED VALUE

-----------------------------------------------------------------------------------------------------------
RECONCILIATION OF LIFE & SAVINGS 2004 TRADITIONAL EV TO EEV              ANAV         VIF(2)            EV
In Euro million - Group share
-----------------------------------------------------------------------------------------------------------
LIFE & SAVINGS 2004 TRADITIONAL EV                                     10,982         15,861        26,843
-----------------------------------------------------------------------------------------------------------
   Flexible premium modeling                                                             337           337
   Impact of certainty equivalent valuation                                             -937          -937
   Impact of stochastic valuation of time value of O&G                                -2,053        -2,053
   Other adjustments                                                      349          1,088         1,437
      Change in assumptions                                                              797           797
      Model refinement and others                                         349            291           640
-----------------------------------------------------------------------------------------------------------
LIFE & SAVINGS 2004 EEV                                                11,331         14,295        25,627
-----------------------------------------------------------------------------------------------------------

AXA's Life & Savings 2004 EEV is 5% lower than 2004 Traditional EV:

   o ANAV increased 3%, mainly due to a change in the treatment of the Inherited Estate in the UK. In the Traditional EV, the Inherited Estate treatment followed the terms of the scheme of arrangement, with the ANAV reflecting a discounted value of the assets supporting the Inherited Estate. In compliance with EEV Principles, the ANAV now reflects the face value of assets, but a reduction in value for the fact that assets can not be immediately distributed to shareholders is reflected in the cost of capital captured in the VIF value.

   o VIF decreased 10% compared to the Traditional PVFP less cost of capital, mainly due to the combined impacts of the certainty equivalent approach and the introduction of O&G costs based on stochastic scenarios in most of the countries. Adopting a market consistent approach led to a broader review of the projection methodology. This resulted in the release of some conservatism built into the Traditional assumptions and the change of models to deal with stochasticity and the EEV principles.

      VIF under the EEV framework includes a charge for CoC/NFR of Euro -1.6 billion, corresponding to the cost of holding at least the capital required to obtain a AA rating at the local entity level. This cost is approximately Euro 0.5 billion higher than maintaining the minimum local regulatory requirements.

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(2) In the Traditional framework, VIF = PVFP less cost of capital. In the
European framework, VIF = certainty equivalent PVFP less time value of options & guarantees less cost of capital/non-financial risks.

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OVERVIEW OF 2004 EEV NEW BUSINESS METRICS FOR LIFE & SAVINGS OPERATIONS

Life & Savings NEW BUSINESS APE increased 1% compared to the Traditional framework, mainly due to the different treatment of future flexible premiums under EEV, in line with the CFO Forum principles.

Life & Savings NBV increased by 16%, as the time value of O&G on new business was more than offset by the positive impacts of certainty equivalent valuation and other adjustments.

These other adjustments resulted from the broad review of the projection methodology pursuant to the adoption of the market consistent approach, which led to the release of some conservatism built into the Traditional assumptions and the change of models to deal with stochasticity and the EEV principles.

NBV under the EEV framework includes a charge for CoC/NFR of Euro -86 million, corresponding to the cost of holding at least the capital required to obtain a AA rating at the local entity level.

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RECONCILIATION OF LIFE & SAVINGS 2004 NBV FROM TRADITIONAL TO
EEV FRAMEWORK                                                                NBV
In Euro million - Group share
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LIFE & SAVINGS 2004 NBV - TRADITIONAL EV BASED                               774
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   Impact of certainty equivalent valuation                                  160

   Impact of stochastic valuation of time value of O&G                      -153

   Other adjustments                                                         113

      Change in assumptions                                                   98

      Model refinement and others                                             15

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LIFE & SAVINGS 2004 NBV - EEV BASED                                          895
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INFORMATION ABOUT THE LIFE & SAVINGS 2004 EEV CONFERENCE

Members of AXA's senior management will discuss these Life & Savings 2004 restated EV results today, December 12, 2005, at a conference held at AXA headquarters, 25 avenue Matignon, 75008 Paris. The conference will begin at 3pm Paris time (2pm London time, 9am New York time). A slide presentation, available at www.axa.com, will accompany the event.

If you cannot attend the presentation, please note that it will be audiocast live at http://www.axa.com/en/investor/presentations/
You will also be able to participate by phone at the following numbers:
- Europe:  +44(0)20 7162 0025
- US:  +1 334 323 6201

Phone replay will be available only tomorrow, December 13, at these numbers:
- Europe: +44(0)20 7031 4064 - pincode 685918
- US:  +1 954 334 0342 - pincode 685918
The archived audiocast will be available, starting December 13 afternoon, on our website at http://www.axa.com/en/investor/presentations/.


                                      * * *
                                        *

ABOUT AXA

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 935 billion in assets under management as of June 30, 2005. For full year 2004, IFRS revenues amounted to Euro 67 billion and IFRS underlying earnings amounted to Euro 2,640 million. AXA reported total IFRS revenues of Euro 37 billion and IFRS underlying earnings of Euro 1,761 million for the first half of 2005. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                      * * *
                                        *

This press release, the presentation and the restatement report are available at: www.axa.com

AXA INVESTOR RELATIONS:                    AXA MEDIA RELATIONS:
----------------------                     -------------------
Matthieu Andre:        +33.1.40.75.46.85   Christophe Dufraux: +33.1.40.75.46.74
Caroline Portel:       +33.1.40.75.49.84   Clara Rodrigo:      +33.1.40.75.47.22
Sophie Bourlanges:     +33.1.40.75.56.07   Rebecca Le Rouzic:  +33.1.40.75.97.35
Marie-Flore Bachelier: +33.1.40.75.49.45   Mary Taylor:        +1.212.314.58.45
Emmanuel Touzeau:      +33.1.40.75.49.05
Kevin Molloy:          +1.212.314.28.93

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Reference for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

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APPENDIX

LIFE & SAVINGS 2004 EUROPEAN EMBEDDED VALUE (EEV), NEW BUSINESS VALUE (NBV), ANNUAL PREMIUM EQUIVALENT (APE) AND NBV TO APE MARGINS - GROUP SHARE

                                   -------------------------------------------------------------
  Euro million,                      EEV              NBV              APE             NBV/APE
except margins in %                                                                     MARGIN
-------------------------------    -------------------------------------------------------------
United States                         7,159             232            1,482          15.7%
France                                6,664             103              951          10.9%
United Kingdom                        4,041              51              713           7.2%
Japan                                 1,777             279              505          55.3%
Benelux                               2,522              58              315          18.4%
Australia                               658              21              268           8.0%
Hong Kong                               892              47               62          75.5%
Germany                                 955              74              387          19.1%
Southern Europe                         656              27              125          22.0%
Unmodeled countries                     302
-------------------------------    -------------------------------------------------------------
LIFE & SAVINGS                       25,627             895            4,807          18.6%
-------------------------------    -------------------------------------------------------------





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